Exhibit 21.1

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Interlink Electronics Asia Pacific Limited	Hong Kong
Interlink Electronics (China) Co. Ltd.	China
Interlink Electronics Singapore Private Lmited	Singapore